Wheeler Real Estate Investment Trust, Inc.

February 23, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.

Withdrawal of Acceleration Request - Registration Statement on Form S-3

File No. 333-222971

Dear Mr. Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 20, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, February 22, 2018, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,
Wheeler Real Estate Investment Trust, Inc.

/s/ David Kelly
David Kelly
President and Chief Executive Officer